Rider - Guaranteed Increase Option

In this Rider, “We”, “Us”, or “Our” means The Penn Insurance and Annuity Company; “You” and “Your” means the Owner of the Policy; and “Insured” means the person whose life is covered under the Policy. “The Policy” or “this Policy” means the Policy to which this Rider is attached.

We agree, subject to the provisions of this Rider, to provide the Guaranteed Increase Option described below. We also agree to provide all of the other benefits stated in this Rider.

This Rider is a part of the Policy to which it is attached. It is subject to all of the provisions of the Policy unless stated otherwise in this Rider.

There are no cash values or loan values associated with this Rider.

Guaranteed Increase Option - You will have the option to increase the Specified Amount under this Policy without evidence of insurability. The option may be exercised, while this Rider is in force, as of any of the Regular Option Dates or as of any Alternate Option Period. The Regular Option Dates are shown on Page 3. An Alternate Option Period will be the 90 days following the date on which one of these events occurs:

(1)	The marriage of the Insured.
(2)	The live birth of a child of the Insured.
(3)	The legal adoption by the Insured of a child who is less than 18 years of age.

In the case of a multiple birth or adoption, there will be an Alternate Option Period for each child born or adopted. Such periods will all run at the same time.

Option Amount- The amount that the Specified Amount may be increased by each exercise of this option will, except as stated below, be the Specified Amount of the Rider shown on Page 3. For a multiple birth or adoption, the amount that the Specified Amount may be increased by exercise of this option will, except as stated below, be equal to the Specified Amount of the Rider shown on Page 3 times the number of children born or adopted.

The Option Amount is subject to reduction as follows:

(1)

If this option is exercised during an Alternate Option Period, the Option Amount on the next Regular Option Date will be reduced by the amount that the Specified Amount is increased during such period.

(2)

If the amount that the Specified Amount is increased by exercise of this option during an Alternate Option Period is in excess of the Option Amount on the next Regular Option Date, the excess will be used to reduce the Option Amount on succeeding Regular Option Dates.

(3)

If the total of the Option Amounts on all of the remaining Regular Option Dates is less than the Specified Amount of the Rider shown on Page 3, the Option Amount available during any Alternate Option Period will be reduced to such total.

(4)

If the exercise of this option will cause the total increase in Specified Amount under the Guaranteed Increase Option to exceed the Maximum Total Specified Amount shown on Page 3, the Option Amount will be reduced to the difference between the Maximum Total Specified Amount and the total amount that the Specified Amount is increased.

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Conditions for Exercise of Option - Each exercise of this option will be subject to the following conditions:

(1)	The Policy is not in a Grace Period
(2)	A written application for the increase in the Specified Amount must be made on or before the date as of which this option is exercised.
(3)	If You are not the Insured, the written consent of the Insured must be obtained.
(4)	If this option is exercised during an Alternate Option Period, proof of the event which gave rise to such period must be submitted.

If You do not exercise an option, the Insured may exercise it with Your written consent.

The increase in the Specified Amount which results from the exercise of this option will be subject to any limitations of risk which are in this Policy. The rate class of the Insured at issue of this Rider will apply to the increase. The effective date of the increase will be the date as of which the option is exercised.

If the insured dies before the exercise of this option, the increase in the Specified Amount which has been applied for will not take effect.

If this Policy includes a Disability Waiver of Monthly Deductions benefit, such benefit will apply to the increase in the Specified Amount.

If this Policy includes an Accidental Death benefit, such benefit may also be increased upon exercise of this option. The amount by which such benefit may be increased cannot exceed the lesser of:

(a)	the amount that the Specified Amount is being increased by exercise of this option; and
(b)	the amount of the Accidental Death Benefit in this Policy immediately prior to the exercise of this option.

In addition, the total amount of Accidental Death Benefit in force on the Insured with Us must not exceed Our then current limits.

With respect to the increase in the Specified Amount resulting from the exercise of this option, the period stated in the Suicide Exclusion provision and the period of contestability will be computed from the Date of Issue of the Policy or the Effective Date of this Rider if later, or if this Rider has been reinstated, the date of reinstatement.

Automatic Term Insurance- Each event which gives rise to an Alternate Option Period will also give rise to a Term Period. Term insurance will be provided on the Insured’s life during the Term Period. The amount of term insurance will be equal to the maximum amount of new insurance which could be purchased by exercise of this option during the Alternate Option Period. If the Insured dies during the Term Period, the amount of term insurance will be included in the Death Benefit of this Policy and will be paid as part of that Death Benefit.

A Term Period will begin on the date of the event which gives rise to an Alternate Option Period and will end on the earlier of (i) the day preceding the day as of which this option is exercised during that period, or (ii) the last day of that period.

Disability – Automatic Exercise of Option – This provision will be applicable if the Policy includes a Disability Waiver of Monthly Deductions benefit and if on a Regular Option Date or at the end of an Alternate Option Period each of the following conditions are met:

(1)	The Insured must be totally disabled;

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(2)	Monthly Deductions under this Policy must be waived as the result of such disability; and
(3)	The option available as of such date has not been exercised.

Under this provision, we will increase the Specified Amount. The increase will be effective as of the Regular Option Date or as of the end of the Alternate Option Period. The increase will be for the largest amount of insurance which could be obtained by exercise of this option as of such date. The Monthly Deductions under this policy will be waived as described in the Disability Waiver of Monthly Deductions Rider.

Monthly Deduction -While this Rider is in force, the Monthly Deduction under this Policy will include the Monthly Deduction for this Rider. The Monthly Deduction for this Rider is the Cost of Insurance for the Option Amount of the Rider.

Cost of Insurance-The Cost of Insurance for the Guaranteed Increase Option benefit is determined on a monthly basis. The Cost of Insurance for a policy month is calculated as (a) multiplied by (b), where:

(a)	is the Cost of Insurance Rate for this benefit; and
(b)	is the Specified Amount of the Rider shown on Page 3.

The Cost of Insurance Rate for this benefit is based on the issue age, sex (if the Policy is issued on a sex-distinct basis) and rate class of the Insured. We will determine Cost of Insurance Rates based on expectations as to future mortality, investment, expense, and persistency experience. However, these rates will not exceed those shown for this Rider in the Additional Policy Specifications. We will not adjust Cost of Insurance Rates as a means of recovering prior losses nor as a means of distributing prior profits.

Incontestability - This Rider will be incontestable after it has been in force during the life of the Insured for two years from the Date of Issue of the Policy or the effective date of the Rider, if later, except for fraud in the procurement of the Rider, when permitted by applicable law.

This Rider will be incontestable with respect to statements made in an application for reinstatement after it has been in force during the life of the Insured for two years from the effective date of the reinstatement, except for fraud in the procurement of the reinstatement, when permitted by applicable law.

Termination -This Rider will terminate upon:

(a)	the anniversary of this policy which is nearest to the birthday the insured reaches the Termination Age shown on Page 3;
(b)	any date after which there is no remaining Option Amount available as of a Regular Option Date;
(c)	lapse, surrender or maturity of this Policy;
(d)	the date of the death of the Insured; or
(e)	the Monthly Anniversary that coincides with or next follows the receipt at the Home Office of Your written request to terminate this Rider.

Reinstatement - This Rider may be reinstated within five years after lapse under the same terms as described in the Policy.

Effective Date - The effective date of this Rider is the same as the Policy Date of the Policy to which it is attached unless another effective date is shown below.

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The Penn Insurance and Annuity Company

Chairman and Chief Executive Officer

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